Exhibit (h)(7)

FEE WAIVER AGREEMENT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

February 5, 2009

Pacific Investment Management Company LLC

840 Newport Center Drive

Newport Beach, California 92660

Re:	PIMCO Global Advantage Strategy Bond Fund

Dear Sirs:

This will confirm the agreement between the undersigned (the “Trust”), and Pacific Investment Management Company LLC (“PIMCO”), as follows:

1. The Trust is an open-end investment company which has multiple separate investment portfolios. This Agreement shall pertain to each Class of the PIMCO Global Advantage Strategy Bond Fund (the “Fund”), a series of the Trust.

2. Pursuant to an Investment Advisory Contract dated May 5, 2000, as restated August 19, 2003 and supplemented November 4, 2008 (“Investment Advisory Contract”), between the Trust and PIMCO, the Trust has retained PIMCO to provide the Trust with investment advisory services. Pursuant to the Investment Advisory Contract, the Fund pays to PIMCO an Advisory Fee at an annual rate of 0.60% of the Fund’s average daily net assets (“Advisory Fee”).

3. Pursuant to a Supervision and Administration Agreement dated August 11, 2008 and supplemented November 4, 2008 (“Supervision and Administration Agreement”), between the Trust and PIMCO, the Trust has retained PIMCO to provide or procure supervisory, administrative and other services to the Trust and its shareholders. Pursuant to the Supervision and Administration Agreement, the Fund pays to PIMCO a monthly supervisory and administrative fee at annual rates with respect to one or more Classes of shares of the Fund set forth in the Schedules to the Supervision and Administration Agreement (“Supervisory and Administrative Fee,” together with the Advisory Fee the “Management Fees”).

4. PIMCO agrees that it shall waive the Advisory Fee for the Fund by 0.20% of the average daily net assets attributable to the Fund. PIMCO also agrees that it shall waive the Supervisory and Administrative Fee for each Class of the Fund by 0.05% of the average daily net assets attributable to that Class of the Fund.

5. If necessary, on or before the last day of the first month of the Fund’s fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the fees waived or reduced with respect to the previous fiscal year shall equal the amounts provided for in this agreement.

6. This Agreement shall become effective on February 5, 2009, and shall terminate on the earlier of (i) July 31, 2010, or (ii) the Board approving a reduction of the Advisory Fee and/or Supervisory and Administrative Fee or adopting a fee or expense limitation agreement that, in total, reduces the Fund’s Management Fees by 0.25% of average daily net assets.

7. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

8. Any question of interpretation of any term or provision of this Agreement, including but not limited to the Advisory Fee, Supervisory and Administrative Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Advisory Contract, Supervision and Administration Contract or the Investment Company Act of 1940 (the “1940 Act”), shall have the same meaning as and be resolved by reference to such Investment Advisory Contract, Supervision and Administration Contract or the 1940 Act.

9. If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

10. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but shall bind only the trust property of the Trust relating to the Fund. This Agreement has been signed and delivered by an officer of the Trust, acting as such, and such execution and delivery by such officer shall not be deemed to have been made by any Trustee or officer individually or to impose any liability on any of them personally, but shall bind only the trust property of the Trust relating to the Fund, as provided in the Trust’s Declaration of Trust Instrument as amended and restated March 31, 2000, and as amended from time to time.

11. This Agreement constitutes the entire agreement between the Trust on behalf of the Fund and the Adviser with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both the Trust and PIMCO.

If the foregoing correctly sets forth the agreement between the Trust and PIMCO, please so indicate by signing and returning to the Trust the enclosed copy hereof.

Very truly yours,

PIMCO Funds

By:	/s/ Ernest L. Schmider
Name:	Ernest L. Schmider
Title:	President

ACCEPTED AND AGREED:

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Brent R. Harris
Name:	Brent R. Harris
Title:	Managing Director